Exhibit (a)(24)

    FOR IMMEDIATE RELEASE:  February 14, 1997

    INVESTOR CONTACT:        U.S. SURGICAL HOME PAGE    MEDIA CONTACT:
    Marianne Scipione        http://www.ussurg.com      Steve Rose
    Vice President                                      Director
    Corporate Communications                            Media Relations
    203-845-1404                                        203-845-1732
    mscipione@ussurg.com                                srose@ussurg.com


                     UNITED STATES SURGICAL CORPORATION
                       EXTENDS TENDER OFFER FOR CIRCON

         NORWALK, Conn. -- United States Surgical Corporation (NYSE:USS) announced today that it is extending its $17 per share cash tender offer for all the outstanding common shares of Circon Corporation (NASDAQ:CCON). The offer, which commenced on August 2, 1996, has been extended through 6:00 p.m., New York City time, June 16, 1997. As of 6:00 p.m., New York City time, on Thursday, February 13, 1997, 7,809,304 shares of Circon's outstanding common stock had been tendered under the terms of the offer. The 7,809,304 shares tendered, plus the 1,000,100 shares previously purchased by USS, represent 79% of the shares of Circon's common stock not owned by Circon's management and Board, based on their most recent 10-Q and proxy statements.

         Leon C. Hirsch, chairman, said, "Despite their promises, Circon's management delivered yet another quarter of poor results for its shareholders. Total sales and operating income (before non-recurring charges) in the fourth quarter were down from the comparable quarter in 1995, and were flat with the third quarter of 1996. Total sales for 1996 compared to 1995 decreased by 4% and operating income (before non-recurring charges) decreased by 24% year over year. Despite special charges of $13.4 million in 1995 related to the Cabot acquisition, Circon's management has been unable to turn its strategic plan into tangible operational improvements. Our offer continues to represent an excellent opportunity for Circon's shareholders and we are still very interested in meeting with Circon's management to discuss our proposal."

         United States Surgical Corporation is a diversified surgical products company specializing in technologies that improve patient care and lower health care costs.